April 10, 2012

U.S. Securities & Exchange Commission
Office of the Chief Accountant
100 F Street N.E.
Washington DC 20549

Attention: Louise Dorsey

Re: **Secure Digital, Inc.**

   Application to Dispense with Consent of Auditor pursuant to Rule 437 of Regulation C of the Securities Act of 1933

   Request for Waiver of Audit of Financial Statements for the Period from Inception January 28, 2004.

   CIK: 0001295456

Dear Ms.. Dorsey,
  Pursuant to the provisions of Rule 437 of Regulation C of the Securities Act of 1933 (the "Securities Act"), Secure Digital, Inc., a Nevada corporation (the "Company"), respectfully submits an application to dispense with audited financial statements of the Company for the period from Inception January 28, 2004.

  Previously, the Company included the written consent of its former independent accountant, Jewett, Schwartz, Wolfe & Associates ("Jewett"), including Jewett's audit of the Company's financial statements for the period from Inception January 28, 2004 to November 30, 2007 and November 30, 2008 (the "Audit Report") in the Company's Prospectus on Form S-1, as filed with the SEC . The Company requests that it be allowed to file a copy of this Audit Report with the Company's Prospectus on Form S-1/A for the years ended November 30, 2010 and November 30, 2011 and waive the period from Inception January 28, 2004.

  The basis for this application and/or request for waiver is that Jewett, the Company's former auditor, is no longer operating as a business. We attempted to contact the former principals of Jewett to re-issue or give consent to the use of their Audit Report for the period from Inception January 28, 2004 to November 30, 2007 and November 30, 2008, but they denied our request. In order for the Company's current auditor, Madsen and Associates CPA's to re-audit the financial statements for this period, the Company would need to provide Madsen and Associates CPA's with the documentation and records of the Company pertaining to such period. The Company provided the originals of all such documentation and records to Jewett, expecting them to be returned. However, these records were never returned to the Company by Jewett. The Company has made a good faith effort to locate and reclaim these original records or copies thereof, but has been unsuccessful in its attempts. As such, it would be impossible for Madsen and Associates to re-audit the financials from this period without significant difficulty, delay and/or undue hardship.

  Based on the foregoing, and the difficulties that the Company would encounter in attempting to locate certain documentation and records that were provided to Jewett, the Company respectfully requests that the Commission grant this application under Rule 437 of Regulation C of the Securities Act, provide a waiver of the audit as it pertains to the financial statements from Inception January 28, 2004 to November 30, 2007 and November 30, 2008, and the period from Inception January 28, 2004 to November 30 2008 and allow the Company to file a copy of the Audit Report for such period with the Company's Annual Audited Financial Statements for the year ended November 30, 2010 and November 30 2011.

Thank you for your attention and courtesies with respect to this matter. Please contact the undersigned directly with any questions at (631) 662-6674 or email at Phodyno@gmail.com

Very truly yours,

SECURE DIGITAL, INC.

By: Peter Hodyno
Title: President and Chief Executive Officer